January 10, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549-6010
Attn: Mr. J. Nolan McWilliams

Re:	Orbitz Worldwide, Inc. Registration Statement on Form S-3
Filed December 5, 2013
File No. 333-192669

Form 10-K for the year ended December 31, 2012
Filed March 5, 2013

Form 10-Q for the quarter ended September 30, 2013
Filed November 5, 2013
File No. 001-33599
Ladies and Gentlemen:
Orbitz Worldwide, Inc. (“we” or “our”) has received the comments on the above-referenced filings provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 30, 2013. We are currently preparing our response to each of the Staff’s comments, and expect to provide you with these responses on or before January 31, 2014.

If you have any questions on the timing of our responses to your comments, please contact the undersigned via telephone at (312) 894-4789 or via e-mail at jim.rogers@orbitz.com.

Very truly yours,

/s/ James F. Rogers
James F. Rogers
Senior Vice President, General Counsel and Corporate Secretary

500 West Madison
Suite 1000
Chicago, IL 60661
USA